Exhibit 99.3
ROGERS COMMUNICATIONS REPORTS FIRST QUARTER 2021 RESULTS
•Strong execution in Wireless, Cable, and Media deliver solid operational improvements despite continued pandemic lockdown environment
•Expanded Wireless adjusted EBITDA service margin by 310 basis points; strong Wireless postpaid net subscriber additions of 44,000
•Monthly postpaid churn of 0.88%, improved 5 basis points
•Service revenue down 6% and adjusted EBITDA down 1%
•Increased Cable service revenue by 5%; grew adjusted EBITDA by 8%
•Adjusted EBITDA margin up 110 basis points; capital intensity at 21%
•Grew Media revenue by 7%, adjusted EBITDA improved by 31%, reflecting the return of live professional sports broadcasting
•Continued expanding wireless service to more rural and underserved communities and providing 5G services to 173 communities across the country

TORONTO (April 21, 2021) - Rogers Communications Inc. today announced its unaudited financial and operating results for the first quarter ended March 31, 2021.

Consolidated Financial Highlights

	Three months ended March 31
(In millions of Canadian dollars, except per share amounts, unaudited)	2021	2020	% Chg

Total revenue	3,488	3,416	2
Total service revenue [1]	3,021	3,049	(1)
Adjusted EBITDA [2]	1,391	1,335	4
Net income	361	352	3
Adjusted net income [2]	394	367	7

Diluted earnings per share	$0.70	$0.68	3
Adjusted diluted earnings per share [2]	$0.77	$0.71	8

Cash provided by operating activities	679	959	(29)
Free cash flow [2]	394	462	(15)
1    As defined. See "Key Performance Indicators".
2    As defined. See "Non-GAAP Measures and Related Performance Measures". These measures should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies.

"Our solid first quarter results reflect disciplined execution in each of our business units, and our continued ability to support the needs of our customers despite the challenges of the pandemic," said Joe Natale, President and CEO. "We saw total revenue growth led by improvements in our Cable and Media businesses, and in our Wireless business, saw low churn and strong postpaid subscriber growth. We are confident in our long-term growth strategy and are well positioned as the economy continues to recover. We remain focused on making generational investments in our networks, our customers, and our country, including expanding Canada's largest 5G network and connecting even more rural, remote, and Indigenous communities."

Rogers Communications Inc.	1	First Quarter 2021

Operating Environment and Strategic Highlights

COVID-19 continues to significantly impact Canadians and economies around the world as a third wave affects Canada and other locations globally. In the first quarter of 2021, as public health restrictions that were implemented in late 2020 were temporarily lifted to certain extents across the country, we maintained our focus on keeping our employees safe and our customers connected. While COVID-19 continues to have a significant worldwide impact, we remain confident we have the right team, a strong balance sheet, and the world-class networks that will allow us to get through the pandemic having maintained our long-term focus on growth and doing the right thing for our customers.

Our six company priorities guide our work and decision-making as we further improve our operational execution and make well-timed investments to grow our core businesses and deliver increased shareholder value. Below are some highlights.

Create best-in-class customer experiences by putting our customers first in everything we do
•Improved postpaid churn by 5 points to 0.88%.
•Launched Advantage Mobility™ and Advantage Security™, business-grade solutions offered by Rogers for Business™ to support small- and medium-sized Canadian enterprises with reliable connectivity and network security.
•Continued to accelerate our digital-first plan to make it easier for customers, with virtual assistant conversations up by 89% since last year.

Invest in our networks and technology to deliver leading performance, reliability, and coverage
•Announced an agreement, the largest of its kind in Canada, with Federal, Ontario, and local Eastern Ontario governments to bring more choice and increase 5G wireless coverage in Eastern Ontario, investing over $300 million to upgrade or build more than 600 wireless towers by the end of 2025.
•Expanded Canada's largest and most reliable 5G network to serve 10 more cities, now in 173 markets across Canada, and announced a smart city initiative with Communitech to develop 5G transportation solutions of the future.
•Ranked Canada's most reliable 5G network by umlaut, receiving top results for the strongest 5G network and highest reliability on 5G-capable devices for the fourth quarter of 2020.
•Announced we will bring 5G connectivity, using an innovative solution, to 480 homes in Holland Marsh, Ontario, in partnership with the Centre of Excellence in Next Generation Networks (CENGN) and the Government of Ontario, to support advances in agriculture technology.
•Announced the upcoming expansion of our wireless network in British Columbia, including 5G, to provide reliable connectivity along Highway 14 and Highway 16 (the Highway of Tears). New wireless towers along Highway 16 will provide reliable connectivity to those who live, work, and travel along this critical route; our network will provide continuous coverage along all 720 km of this northern highway.
•Ranked as Canada's most consistent national wireless network and broadband provider for the third consecutive quarter by Ookla, the global leader in fixed broadband and mobile network testing applications. Our broadband network also received a top speed score in Ontario and New Brunswick and we were ranked first for achieving the highest time spent on 5G.
•Partnered with Métis Nation British Columbia to provide wireless connectivity, services, and dedicated support to over 340 Métis businesses and communities in British Columbia.

Drive growth in each of our lines of business
•Offering exclusive English Canada access to more than 300 NHL® broadcasts in a condensed 17-week schedule across Sportsnet's TV and streaming platforms this season, with 140 all-Canadian matchups available across the Sportsnet Radio Network™. At the midway point of the season, audiences for Wednesday Night Hockey are up 56% year over year, while Saturday's Hockey Night in Canada™ early game is up 6% and the late game is up 27%.
•Became the first to offer a "Wireless Private Network" managed solution nationally in Canada, through Rogers for Business, to enable large enterprises to deploy their own wireless network to protect sensitive data, securely connect devices, and prioritize network traffic.
•Expanded our Fido Payment Program so mobile customers can get accessories for $0 down, 0% interest, and no taxes upfront.

Rogers Communications Inc.	2	First Quarter 2021

Drive best-in-class financial outcomes for our shareholders
•Attracted 44,000 net Wireless postpaid subscribers and 14,000 net Internet subscribers.
•Grew adjusted EBITDA by 4% and expanded adjusted EBITDA margin by 80 basis points.
•Generated free cash flow of $394 million and cash flow from operating activities of $679 million.
•Paid $252 million in dividends to our shareholders and declared a quarterly dividend of $0.50 per share on April 20, 2021.

Develop our people, drive engagement, and build a high-performing and inclusive culture
•Named one of Canada's Top Employers for Young People for 2021, by Mediacorp Canada Inc., for the eleventh year in a row for Rogers' long history of investing in the next generation and commitment to building the leaders of tomorrow.
•Selected as one of Canada's Best Diversity Employers for 2021, by Mediacorp Canada Inc., for the ninth year in a row based on the steps taken to build a more inclusive culture for team members.
•Continued driving progress on our Inclusion & Diversity strategy through open dialogue on racism at two events hosted by our Black Leadership Council, Rogers Mosaic, and Rogers Women of Colour, as well as celebrating Lunar New Year, Black History Month, and International Women's Day with events and content across our platforms.

Be a strong, socially and environmentally responsible leader in our communities
•Helped bridge the digital divide by expanding Connected for Success™, a low-cost and reliable high-speed Internet program, to those receiving government income support or disability benefits and to seniors receiving the Guaranteed Income Supplement in service areas in Ontario, New Brunswick, and Newfoundland.
•Provided 42 Ted Rogers Community Grants to organizations across Canada that help youth achieve their highest potential through programs in STEM, entrepreneurship, innovation, mentorship, and community leadership.
•Announced the five organizations (Big Brothers Big Sisters, Blacbiblio.com, Canadian Women & Sport, Friends of Ruby, and Spirit North) that will receive free advertising and creative services this year as part of Rogers Sports & Media's All IN™ inclusion & diversity program.
•Launched a $60,000 scholarship program through OMNI Television™ for post-secondary students across Canada pursuing careers in ethnic and third-language journalism.
•Launched Off-Mute, offering virtual performances and discussions with artists, using Fido™ platforms to amplify the voices of Canadian musical talent representing the BIPOC and LGBTQ2S+ communities.
•Deepening our commitment to global environmental, social, and governance (ESG) reporting to support our people, our communities, and the planet by expanding disclosure beyond the Global Reporting Initiative (GRI) to include the Sustainable Accounting Standards Board (SASB), Task Force on Climate-Related Financial Disclosure (TCFD), and the United National Sustainable Development Goals (UN SDGs), which will be reflected in our 2020 ESG Report, to be published later this year.

Rogers Communications Inc.	3	First Quarter 2021

Quarterly Financial Highlights

Our solid financial position enables us to prioritize the actions we need to take as a result of COVID-19, continue to make high priority investments in our network, and ensure customers stay connected during this critical time.

Revenue
Total revenue increased by 2% this quarter, largely driven by a 5% increase in Cable service revenue.

Wireless service revenue decreased by 6% this quarter, mainly as a result of lower roaming revenue due to continued global travel restrictions during COVID-19, and lower overage revenue, primarily as a result of the continued adoption of our Rogers Infinite™ unlimited data plans. Wireless equipment revenue increased as a result of higher gross additions and higher device upgrades by existing subscribers and the shift in product mix towards higher-value devices.

Cable revenue increased by 5% this quarter as a result of disciplined promotional activity, service pricing changes, and increases in our Internet and Ignite TV subscriber bases.

Media revenue increased by 7% this quarter, primarily as a result of higher sports and Today's Shopping Choice™ revenue, partially offset by softness in the radio advertising market due to COVID-19.

Adjusted EBITDA and margins
Consolidated adjusted EBITDA increased 4% this quarter and our adjusted EBITDA margin increased by 80 basis points.

Wireless adjusted EBITDA decreased by 1%, primarily as a result of the flow-through impact of the aforementioned decrease in service revenue, partially offset by the shift to device financing, which has improved our Wireless equipment margin, and various cost efficiencies. This gave rise to an adjusted EBITDA service margin of 63.0%, an improvement of 310 basis points from last year.

Cable adjusted EBITDA increased by 8% this quarter, primarily as a result of higher service revenue, as discussed above. This gave rise to a margin of 47.7% this quarter, up 110 basis points from last year.

Given the seasonal nature of our Media business, Media adjusted EBITDA is negative, but improved by $26 million this quarter, primarily due to higher revenue as discussed above.

Net income and adjusted net income
Net income and adjusted net income increased this quarter by 3% and 7%, respectively, primarily as a result of higher adjusted EBITDA, partially offset by higher income tax expense.

Cash flow and available liquidity
This quarter, we generated cash flow from operating activities of $679 million, down 29%, and free cash flow of $394 million, down 15%, as a result of increases in cash income taxes.

As at March 31, 2021, we had $4.0 billion of available liquidity, including $0.8 billion in cash and cash equivalents and a combined $3.2 billion available under our bank credit facility and receivables securitization program, and investment-grade credit ratings.

We also returned $252 million in dividends to shareholders this quarter and we declared a $0.50 per share dividend on April 20, 2021.

Rogers Communications Inc.	4	First Quarter 2021

Shaw Transaction

On March 15, 2021, we announced an agreement with Shaw Communications Inc. (Shaw) to acquire all of Shaw's issued and outstanding Class A Participating Shares and Class B Non-Voting Participating Shares for a price of $40.50 per share in cash, with the exception of the shares held by the Shaw Family Living Trust, the controlling shareholder of Shaw, and related persons (Shaw Family Shareholders). The Shaw Family Shareholders will receive 60% of the consideration for their shares in the form of Rogers Class B Non-Voting Shares on the basis of the volume-weighted average trading price for such shares for the ten trading days ended March 12, 2021, and the balance in cash. The acquisition (Transaction) is valued at approximately $26 billion, including the assumption of approximately $6 billion of Shaw debt.

The Transaction will be implemented through a court-approved plan of arrangement under the Business Corporations Act (Alberta). A special committee of independent directors of Shaw has unanimously recommended the Transaction, and Shaw's Board of Directors has unanimously (with Bradley Shaw abstaining) approved the Transaction and unanimously recommends that Shaw shareholders (other than the Shaw Family Shareholders) vote to approve the Transaction. The Transaction requires the approval of Shaw's shareholders at a special shareholders meeting to be held on May 20, 2021 (Shaw Special Meeting). The Transaction is also subject to certain closing conditions, including court approval and the receipt of applicable approvals and expiry of certain waiting periods under the Broadcasting Act (Canada), the Competition Act (Canada), and the Radiocommunication Act (Canada) (collectively, Key Regulatory Approvals). Subject to receipt of all required approvals, the Transaction is expected to close in the first half of 2022.

The combined entity will have the scale, assets, and capabilities needed to deliver unprecedented wireline and wireless broadband and network investments, innovation, and growth in new telecommunications services, and greater choice for Canadian consumers and businesses. As part of the Transaction, the combined company will invest $2.5 billion to build 5G networks across Western Canada over the next five years and Rogers will commit to establishing a new $1 billion Rogers Rural and Indigenous Connectivity Fund dedicated to connecting rural, remote, and indigenous communities across Western Canada to high-speed Internet and closing critical connectivity gaps faster for underserved areas.

In connection with the Transaction, we have entered into a binding commitment letter for a committed credit facility with a syndicate of banks in an amount up to $19 billion. See "Managing Our Liquidity and Financial Resources" for more information on the committed facility.

The Transaction is subject to a number of additional risks. For more information, see "Updates to Risks and Uncertainties - Shaw Transaction" in our First Quarter 2021 Management's Discussion and Analysis.

Rogers Communications Inc.	5	First Quarter 2021

About Rogers

Rogers is a proud Canadian company dedicated to making more possible for Canadians each and every day. Our founder, Ted Rogers, purchased his first radio station, CHFI™, in 1960. We have grown to become a leading technology and media company that strives to provide the very best in wireless, residential, sports, and media to Canadians and Canadian businesses. Our shares are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI).

Investment community contact	Media contact

Paul Carpino	Andrew Garas
647.435.6470	647.242.7924
paul.carpino@rci.rogers.com	andrew.garas@rci.rogers.com

Quarterly Investment Community Teleconference

Our first quarter 2021 results teleconference with the investment community will be held on:
•April 21, 2021
•8:00 a.m. Eastern Time
•webcast available at investors.rogers.com
•media are welcome to participate on a listen-only basis

A rebroadcast will be available at investors.rogers.com for at least two weeks following the teleconference. Additionally, investors should note that from time to time, Rogers' management presents at brokerage-sponsored investor conferences. Most often, but not always, these conferences are webcast by the hosting brokerage firm, and when they are webcast, links are made available on Rogers' website at investors.rogers.com.

For More Information

You can find more information relating to us on our website (investors.rogers.com), on SEDAR (sedar.com), and on EDGAR (sec.gov), or you can e-mail us at investor.relations@rci.rogers.com. Information on or connected to these and any other websites referenced in this earnings release is not part of, or incorporated into, this earnings release.

You can also go to investors.rogers.com for information about our governance practices, corporate social responsibility reporting, a glossary of communications and media industry terms, and additional information about our business.

Rogers Communications Inc.	6	First Quarter 2021

About this Earnings Release

This earnings release contains important information about our business and our performance for the three months ended March 31, 2021, as well as forward-looking information about future periods. This earnings release should be read in conjunction with our First Quarter 2021 Interim Condensed Consolidated Financial Statements and notes thereto, which have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB); our 2020 Annual Management's Discussion and Analysis (MD&A); our 2020 Annual Audited Consolidated Financial Statements and notes thereto, which have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the IASB; and our other recent filings with Canadian and US securities regulatory authorities, including our Annual Information Form, which are available on SEDAR at sedar.com or EDGAR at sec.gov, respectively.

For more information about Rogers, including product and service offerings, competitive market and industry trends, our overarching strategy, key performance drivers, and objectives, see "Understanding Our Business", "Our Strategy, Key Performance Drivers, and Strategic Highlights", and "Capability to Deliver Results" in our 2020 Annual MD&A.

We, us, our, Rogers, Rogers Communications, and the Company refer to Rogers Communications Inc. and its subsidiaries. RCI refers to the legal entity Rogers Communications Inc., not including its subsidiaries. Rogers also holds interests in various investments and ventures.

All dollar amounts in this earnings release are in Canadian dollars unless otherwise stated and are unaudited. All percentage changes are calculated using the rounded numbers as they appear in the tables. This earnings release is current as at April 20, 2021 and was approved by RCI's Board of Directors (the Board) on that date. This earnings release includes forward-looking statements and assumptions. See "About Forward-Looking Information" for more information.

We are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI).

In this earnings release, this quarter, the quarter, or first quarter refer to the three months ended March 31, 2021, unless the context indicates otherwise. All results commentary is compared to the equivalent period in 2020 or as at December 31, 2020, as applicable, unless otherwise indicated. References to COVID-19 are to the pandemic from the outbreak of this virus and to its associated impacts in the jurisdictions in which we operate and globally, as applicable.

™Rogers and related marks are trademarks of Rogers Communications Inc. or an affiliate, used under licence. All other brand names, logos, and marks are trademarks and/or copyright of their respective owners. ©2021 Rogers Communications

Reportable segments
We report our results of operations in three reportable segments. Each segment and the nature of its business is as follows:

Segment	Principal activities
Wireless	Wireless telecommunications operations for Canadian consumers and businesses.
Cable
Cable telecommunications operations, including Internet, television, telephony (phone), and smart home monitoring services for Canadian consumers and businesses, and network connectivity through our fibre network and data centre assets to support a range of voice, data, networking, hosting, and cloud-based services for the business, public sector, and carrier wholesale markets.

Media	A diversified portfolio of media properties, including sports media and entertainment, television and radio broadcasting, specialty channels, multi-platform shopping, and digital media.

Wireless and Cable are operated by our wholly owned subsidiary, Rogers Communications Canada Inc. (RCCI), and certain of our other wholly owned subsidiaries. Media is operated by our wholly owned subsidiary, Rogers Media Inc., and its subsidiaries.

Rogers Communications Inc.	7	First Quarter 2021

Summary of Consolidated Financial Results

	Three months ended March 31
(In millions of dollars, except margins and per share amounts)	2021	2020	% Chg

Revenue
Wireless	2,074	2,077	—
Cable	1,020	973	5
Media	440	412	7
Corporate items and intercompany eliminations	(46)	(46)	—
Revenue	3,488	3,416	2
Total service revenue [1]	3,021	3,049	(1)

Adjusted EBITDA [2]
Wireless	1,013	1,026	(1)
Cable	487	453	8
Media	(59)	(85)	(31)
Corporate items and intercompany eliminations	(50)	(59)	(15)
Adjusted EBITDA [2]	1,391	1,335	4
Adjusted EBITDA margin [2]	39.9%	39.1%	0.8	pts

Net income	361	352	3
Basic earnings per share	$0.71	$0.70	1
Diluted earnings per share	$0.70	$0.68	3

Adjusted net income [2]	394	367	7
Adjusted basic earnings per share [2]	$0.78	$0.73	7
Adjusted diluted earnings per share [2]	$0.77	$0.71	8

Capital expenditures	484	593	(18)
Cash provided by operating activities	679	959	(29)
Free cash flow [2]	394	462	(15)
1    As defined. See "Key Performance Indicators".
2    Adjusted EBITDA, adjusted net income, and free cash flow are non-GAAP measures and should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See "Non-GAAP Measures and Related Performance Measures" for information about these measures, including how we calculate them and the ratios in which they are used.

Rogers Communications Inc.	8	First Quarter 2021

Results of our Reportable Segments

WIRELESS

Wireless Financial Results

	Three months ended March 31
(In millions of dollars, except margins)	2021	2020	% Chg

Revenue
Service revenue	1,609	1,712	(6)
Equipment revenue	465	365	27
Revenue	2,074	2,077	—

Operating expenses
Cost of equipment	466	374	25
Other operating expenses	595	677	(12)
Operating expenses	1,061	1,051	1

Adjusted EBITDA	1,013	1,026	(1)

Adjusted EBITDA service margin [1]	63.0%	59.9%	3.1	pts
Adjusted EBITDA margin [2]	48.8%	49.4%	(0.6	pts)
Capital expenditures	225	281	(20)
1Calculated using service revenue.
2    Calculated using total revenue.

Wireless Subscriber Results 1

	Three months ended March 31
(In thousands, except churn, blended ABPU, and blended ARPU)	2021	2020	Chg

Postpaid
Gross additions	301	257	44
Net additions (losses)	44	(6)	50
Total postpaid subscribers [2]	9,727	9,432	295
Churn (monthly)	0.88%	0.93%	(0.05	pts)
Prepaid
Gross additions	106	141	(35)
Net losses	(56)	(66)	10
Total prepaid subscribers [2]	1,204	1,336	(132)
Churn (monthly)	4.36%	4.98%	(0.62	pts)
Blended ABPU (monthly)	$62.13	$65.14	($3.01)
Blended ARPU (monthly)	$49.09	$52.85	($3.76)
1Subscriber counts, subscriber churn, blended ABPU, and blended ARPU are key performance indicators. See "Key Performance Indicators".
2    As at end of period.

Service revenue
The 6% decrease in service revenue and the 7% decrease in blended ARPU this quarter were a result of:
•lower roaming revenue, due to continued global travel restrictions during COVID-19; and
•a decrease in overage revenue as a result of strong customer adoption of our Rogers Infinite unlimited data plans and lower wireless data usage as customers spent more time at home on WiFi during COVID-19.

The 5% decrease in blended ABPU this quarter was primarily a result of the declines in roaming and overage revenue, partially offset by an ongoing shift as subscribers finance new, higher-value device purchases.

The increase in postpaid gross additions, the higher postpaid net additions, and the improved postpaid churn this quarter were all a result of strong execution and an increase in market activity by Canadians.

Rogers Communications Inc.	9	First Quarter 2021

Equipment revenue
The 27% increase in equipment revenue this quarter was a result of:
•higher gross additions and device upgrades by existing customers; and
•the shift in product mix towards higher-value devices.

Operating expenses
Cost of equipment
The 25% increase in the cost of equipment this quarter was a result of the same factors discussed in equipment revenue above. The shift to customers financing their device purchases is reflected in the improvements in our equipment margin.

Other operating expenses
The 12% decrease in other operating expenses this quarter was primarily a result of:
•lower roaming costs due to COVID-19 travel restrictions; and
•various cost efficiencies and productivity initiatives.

Adjusted EBITDA
The 1% decrease in adjusted EBITDA this quarter was a result of the revenue and expense changes discussed above.

Rogers Communications Inc.	10	First Quarter 2021

CABLE

Cable Financial Results

	Three months ended March 31
(In millions of dollars, except margins)	2021	2020	% Chg

Revenue
Service revenue	1,018	971	5
Equipment revenue	2	2	—
Revenue	1,020	973	5

Operating expenses	533	520	3

Adjusted EBITDA	487	453	8

Adjusted EBITDA margin	47.7%	46.6%	1.1	pts
Capital expenditures	212	251	(16)

Cable Subscriber Results 1

	Three months ended March 31
(In thousands, except ARPA and penetration)	2021	2020	Chg

Internet
Net additions	14	17	(3)
Total Internet subscribers [2]	2,612	2,551	61
Ignite TV
Net additions	58	91	(33)
Total Ignite TV subscribers [2]	602	417	185

Homes passed [2]	4,599	4,500	99
Customer relationships
Net additions	6	2	4
Total customer relationships [2]	2,536	2,512	24
ARPA (monthly)	$133.95	$128.91	$5.04

Penetration [2]	55.1%	55.8%	(0.7	pts)
1Subscriber results are key performance indicators. See "Key Performance Indicators".
2As at end of period.

Service revenue
The 5% increase in service revenue this quarter was a result of:
•a 4% increase in ARPA as a result of disciplined promotional activity and Internet and legacy television service pricing changes in late 2020; and
•the increase in total customer relationships over the past year, due to growth in our Internet and Ignite TV™ subscriber bases; partially offset by
•declines in our legacy television and home phone subscriber bases.

We remain focused on our Connected Home roadmap, driven by our Ignite TV product. During the past year, we have achieved significant growth in our Ignite TV subscriber base. The next steps on our roadmap include adding more apps and content to Ignite TV and launching more new products to help keep our customers connected.

Operating expenses
The 2% increase in operating expenses this quarter was a result of higher costs related to the increased revenue, partially offset by various cost efficiencies and productivity initiatives.

Adjusted EBITDA
The 8% increase in adjusted EBITDA this quarter was a result of the service revenue and expense changes discussed above.

Rogers Communications Inc.	11	First Quarter 2021

MEDIA

Media Financial Results

	Three months ended March 31
(In millions of dollars, except margins)	2021	2020	% Chg

Revenue	440	412	7
Operating expenses	499	497	—

Adjusted EBITDA	(59)	(85)	(31)

Adjusted EBITDA margin	(13.4)%	(20.6)%	7.2	pts
Capital expenditures	18	12	50

Revenue
The 7% increase in revenue this quarter was a result of:
•higher sports-related revenue; and
•higher Today's Shopping Choice revenue; partially offset by
•lower radio-related advertising revenue as a result of softness in the market due to COVID-19.

Operating expenses
The stable operating expenses this quarter were a result of:
•higher programming costs; and
•higher cost of sales at Today's Shopping Choice in line with higher revenue as discussed above; offset by
•lower production and other general operating costs as a result of cost efficiencies.

Adjusted EBITDA
The increase in adjusted EBITDA this quarter was a result of the revenue and expense changes discussed above.

Rogers Communications Inc.	12	First Quarter 2021

CAPITAL EXPENDITURES

	Three months ended March 31
(In millions of dollars, except capital intensity)	2021	2020	% Chg

Wireless	225	281	(20)
Cable	212	251	(16)
Media	18	12	50
Corporate	29	49	(41)

Capital expenditures [1]	484	593	(18)

Capital intensity [2]	13.9%	17.4%	(3.5	pts)
1    Includes additions to property, plant and equipment net of proceeds on disposition, but does not include expenditures for spectrum licences or additions to right-of-use assets.
2    As defined. See "Key Performance Indicators".

Consolidated capital expenditures have declined by 18% this quarter. Most of this decline has been a result of lower costs given the introduction of self-install in our Cable business, the delay of certain projects as a result of COVID-19, and overall cost efficiencies as evidenced by our improving capital intensity ratios. Despite the overall decline, we continue to prioritize capital spending to support our long-term strategy, including expansion of our 5G network and our Connected Home roadmap.

Wireless
Capital expenditures in Wireless this quarter, while lower than in 2020, reflect continued investments in our networks. We continued to work on our 5G deployments in the 600 MHz band and other bands as we have deployed our 5G network in 173 cities and towns and we continued rolling out our 5G standalone core network in Montreal, Ottawa, Toronto, and Vancouver.

Cable
The decrease in capital expenditures in Cable this quarter was a result of the realization of self-install and other capital efficiencies and improved capital intensity as we prioritized network infrastructure projects, including additional fibre deployments to increase our fibre-to-the-home and fibre-to-the-curb distribution. These upgrades will lower the number of homes passed per node and incorporate the latest technologies to help deliver more bandwidth and an even more reliable customer experience as we progress in our Connected Home roadmap.

Media
The increase in capital expenditures in Media this quarter was primarily a result of higher broadcast infrastructure expenditures and higher stadium and facility investments at the Toronto Blue Jays™.

Corporate
The decrease in corporate capital expenditures this quarter was a result of lower investments in our real estate facilities.

Capital intensity
Capital intensity decreased this quarter as a result of lower capital expenditures and higher revenue, as discussed above.

Rogers Communications Inc.	13	First Quarter 2021

Regulatory Developments

See our 2020 Annual MD&A for a discussion of the significant regulations that affected our operations as at March 4, 2021. The following is the significant regulatory development since that date.

CRTC review of mobile wireless services
On April 15, 2021 the Canadian Radio-television and Telecommunications Commission (CRTC) issued Telecom Regulatory Policy 2021-130, Review of mobile wireless services. The CRTC mandated wholesale mobile virtual network operator (MVNO) access, seamless handoff for mandated wholesale roaming, and new mandatory low-cost and occasional-use retail rate plans; however, mandated MVNO access will only be provided if certain conditions are met as described briefly below.

The CRTC decided that mandated wholesale MVNO access must be offered by the national carriers, and SaskTel in Saskatchewan, but only made available to eligible regional wireless carriers that hold mobile spectrum licences, and only in the areas that are covered by their licences. The terms and conditions associated with mandated MVNO access must be approved by the CRTC, while rates will be subject to commercial negotiation, backstopped by final offer arbitration, with the CRTC acting as arbitrator. Mandated MVNO access will be limited to a seven-year period commencing on the date the CRTC finalizes the terms and conditions. This time limit is intended to provide the regional carriers sufficient time to expand their networks while maintaining investment incentives.

The national wireless carriers must also provide seamless handoff as part of the mandatory roaming they must offer to the regional wireless carriers. Seamless handoff will ensure that calls in progress are not dropped when customers travel outside their home network coverage and into the coverage of their roaming provider. The CRTC also directed the national wireless carriers to offer 5G roaming where the roaming network offers 5G service on its own network and to file proposed revised terms and conditions within 90 days for CRTC approval.

Finally, the CRTC mandated retail rate plans for low-cost and occasional use. The national carriers and SaskTel will be expected to offer and promote the new mandatory low-cost and occasional-use plans on their premium brands. These plans are to be offered by July 14, 2021.

Key Performance Indicators

We measure the success of our strategy using a number of key performance indicators that are defined and discussed in our 2020 Annual MD&A and this earnings release. We believe these key performance indicators allow us to appropriately measure our performance against our operating strategy and against the results of our peers and competitors. The following key performance indicators are not measurements in accordance with IFRS and should not be considered alternatives to net income or any other measure of performance under IFRS. They include:
•subscriber counts;
•Wireless;
•Cable; and
•homes passed (Cable);
•Wireless subscriber churn (churn);
•Wireless blended average billings per user
(ABPU);
•Wireless blended average revenue per user
(ARPU);
•Cable average revenue per account (ARPA);
•Cable customer relationships;
•Cable market penetration (penetration);
•capital intensity; and
•total service revenue.

Rogers Communications Inc.	14	First Quarter 2021

Non-GAAP Measures and Related Performance Measures

We use the following non-GAAP measures and related performance measures. These are reviewed regularly by management and the Board in assessing our performance and making decisions regarding the ongoing operations of our business and its ability to generate cash flows. Some or all of these measures may also be used by investors, lending institutions, and credit rating agencies as indicators of our operating performance, of our ability to incur and service debt, and as measurements to value companies in the telecommunications sector. These are not recognized measures under GAAP and do not have standard meanings under IFRS, so may not be reliable ways to compare us to other companies.

Non-GAAP measure or related performance measure	Why we use it		How we calculate it	Most comparable IFRS financial measure
Adjusted EBITDA Adjusted EBITDA margin	●	To evaluate the performance of our businesses, and when making decisions about the ongoing operations of the business and our ability to generate cash flows.
Adjusted EBITDA:
Net income
add (deduct)
income tax expense (recovery); finance costs; depreciation and amortization; other expense (income); restructuring, acquisition and other; and loss (gain) on disposition of property, plant and equipment.

Adjusted EBITDA margin:
Adjusted EBITDA
divided by
revenue (or service revenue for Wireless).
Net income
	●	We believe that certain investors and analysts use adjusted EBITDA to measure our ability to service debt and to meet other payment obligations.
	●	We also use it as one component in determining short-term incentive compensation for all management employees.
Adjusted net income Adjusted basic and diluted earnings per share	●	To assess the performance of our businesses before the effects of the noted items, because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply that they are non-recurring.	Adjusted net income:
Net income
add (deduct)
restructuring, acquisition and other; loss (recovery) on sale or wind down of investments; loss (gain) on disposition of property, plant and equipment; (gain) on acquisitions; loss on non-controlling interest purchase obligations; loss on repayment of long-term debt; loss on bond forward derivatives; and income tax adjustments on these items, including adjustments as a result of legislative changes.

Adjusted basic and diluted earnings per share:
Adjusted net income and adjusted net income including the dilutive effect of stock-based compensation divided by
			basic and diluted weighted average shares outstanding.	Net income Basic and diluted earnings per share
Free cash flow	●	To show how much cash we have available to repay debt and reinvest in our company, which is an important indicator of our financial strength and performance.	Adjusted EBITDA deduct capital expenditures; interest on borrowings net of capitalized interest; and cash income taxes.	Cash provided by operating activities
	●	We believe that some investors and analysts use free cash flow to value a business and its underlying assets.
Adjusted net debt	●	To conduct valuation-related analysis and make decisions about capital structure.	Total long-term debt
add (deduct)
			current portion of long-term debt; deferred transaction costs and discounts; net debt derivative (assets) liabilities associated with issued debt; credit risk adjustment related to net debt derivatives; current portion of lease liabilities; lease liabilities; bank advances (cash and cash equivalents); and short-term borrowings.	Long-term debt
	●	We believe this helps investors and analysts analyze our enterprise and equity value and assess our leverage.
Debt leverage ratio	●	To conduct valuation-related analysis and make decisions about capital structure.	Adjusted net debt (defined above) divided by 12-month trailing adjusted EBITDA (defined above).	Long-term debt divided by net income
	●	We believe this helps investors and analysts analyze our enterprise and equity value and assess our leverage.

Rogers Communications Inc.	15	First Quarter 2021

Reconciliation of adjusted EBITDA

	Three months ended March 31
(In millions of dollars)	2021	2020

Net income	361	352
Add:
Income tax expense	128	117
Finance costs	218	220
Depreciation and amortization	638	639
EBITDA	1,345	1,328
Add (deduct):
Other expense (income)	1	(14)
Restructuring, acquisition and other	45	21

Adjusted EBITDA	1,391	1,335

Reconciliation of adjusted EBITDA margin

	Three months ended March 31
(In millions of dollars, except margins)	2021	2020

Adjusted EBITDA	1,391	1,335
Divided by: total revenue	3,488	3,416

Adjusted EBITDA margin	39.9%	39.1%

Reconciliation of adjusted net income

	Three months ended March 31
(In millions of dollars)	2021	2020

Net income	361	352
Add (deduct):
Restructuring, acquisition and other	45	21
Income tax impact of above items	(12)	(6)

Adjusted net income	394	367

Reconciliation of adjusted earnings per share

	Three months ended March 31
(In millions of dollars, except per share amounts; number of shares outstanding in millions)	2021	2020

Adjusted basic earnings per share:
Adjusted net income	394	367
Divided by:
Weighted average number of shares outstanding	505	505

Adjusted basic earnings per share	$0.78	$0.73

Adjusted diluted earnings per share:
Diluted adjusted net income	389	357
Divided by:
Diluted weighted average number of shares outstanding	506	506

Adjusted diluted earnings per share	$0.77	$0.71

Rogers Communications Inc.	16	First Quarter 2021

Reconciliation of free cash flow

	Three months ended March 31
(In millions of dollars)	2021	2020

Cash provided by operating activities	679	959
Add (deduct):
Capital expenditures	(484)	(593)
Interest on borrowings, net of capitalized interest	(188)	(187)
Interest paid	216	200
Restructuring, acquisition and other	45	21
Program rights amortization	(20)	(22)
Change in net operating assets and liabilities	187	132
Other adjustments	(41)	(48)

Free cash flow	394	462

Reconciliation of adjusted net debt and debt leverage ratio

	As at March 31	As at December 31
(In millions of dollars)	2021	2020

Current portion of long-term debt	943	1,450
Long-term debt	15,670	16,751
Deferred transaction costs and discounts	168	172
	16,781	18,373
Add (deduct):
Net debt derivative assets	(1,077)	(1,086)
Credit risk adjustment related to net debt derivative assets	(16)	(15)
Short-term borrowings	1,238	1,221
Current portion of lease liabilities	293	278
Lease liabilities	1,593	1,557
Cash and cash equivalents	(801)	(2,484)

Adjusted net debt	18,011	17,844

	As at March 31	As at December 31
(In millions of dollars, except ratios)	2021	2020

Adjusted net debt	18,011	17,844
Divided by: trailing 12-month adjusted EBITDA	5,913	5,857

Debt leverage ratio	3.0	3.0

Rogers Communications Inc.	17	First Quarter 2021

Rogers Communications Inc.
Interim Condensed Consolidated Statements of Income
(In millions of Canadian dollars, except per share amounts, unaudited)

	Three months ended March 31
	2021	2020

Revenue	3,488	3,416

Operating expenses:
Operating costs	2,097	2,081
Depreciation and amortization	638	639
Restructuring, acquisition and other	45	21
Finance costs	218	220
Other expense (income)	1	(14)

Income before income tax expense	489	469
Income tax expense	128	117

Net income for the period	361	352

Earnings per share:
Basic	$0.71	$0.70
Diluted	$0.70	$0.68

Rogers Communications Inc.	18	First Quarter 2021

Rogers Communications Inc.
Interim Condensed Consolidated Statements of Financial Position
(In millions of Canadian dollars, unaudited)

	As at March 31	As at December 31
	2021	2020

Assets
Current assets:
Cash and cash equivalents	801	2,484
Accounts receivable	2,941	2,856
Inventories	465	479
Current portion of contract assets	363	533
Other current assets	691	516
Current portion of derivative instruments	108	61
Total current assets	5,369	6,929

Property, plant and equipment	13,978	14,018
Intangible assets	8,931	8,926
Investments	2,827	2,536
Derivative instruments	1,315	1,378
Financing receivables	744	748
Other long-term assets	297	346
Goodwill	3,991	3,973

Total assets	37,452	38,854

Liabilities and shareholders' equity
Current liabilities:
Short-term borrowings	1,238	1,221
Accounts payable and accrued liabilities	2,461	2,714
Income tax payable	281	344
Other current liabilities	306	243
Contract liabilities	354	336
Current portion of long-term debt	943	1,450
Current portion of lease liabilities	293	278
Total current liabilities	5,876	6,586

Provisions	43	42
Long-term debt	15,670	16,751
Lease liabilities	1,593	1,557
Other long-term liabilities	1,078	1,149
Deferred tax liabilities	3,121	3,196
Total liabilities	27,381	29,281

Shareholders' equity	10,071	9,573

Total liabilities and shareholders' equity	37,452	38,854

Rogers Communications Inc.	19	First Quarter 2021

Rogers Communications Inc.
Interim Condensed Consolidated Statements of Cash Flows
(In millions of Canadian dollars, unaudited)

	Three months ended March 31
	2021	2020
Operating activities:
Net income for the period	361	352
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	638	639
Program rights amortization	20	22
Finance costs	218	220
Income tax expense	128	117
Post-employment benefits contributions, net of expense	16	12
Other	26	22
Cash provided by operating activities before changes in net operating assets and liabilities, income taxes paid, and interest paid	1,407	1,384
Change in net operating assets and liabilities	(187)	(132)
Income taxes paid	(325)	(93)
Interest paid	(216)	(200)

Cash provided by operating activities	679	959

Investing activities:
Capital expenditures	(484)	(593)
Additions to program rights	(12)	(15)
Changes in non-cash working capital related to capital expenditures and intangible assets	(116)	(129)
Other	(6)	(19)

Cash used in investing activities	(618)	(756)

Financing activities:
Net proceeds received from (repayments of) short-term borrowings	22	(1,417)
Net (repayment) issuance of long-term debt	(1,450)	2,885
Net (payments) proceeds on settlement of debt derivatives and forward contracts	(2)	90
Transaction costs incurred	—	(16)
Principal payments of lease liabilities	(62)	(50)
Dividends paid	(252)	(253)

Cash (used in) provided by financing activities	(1,744)	1,239

Change in cash and cash equivalents	(1,683)	1,442
Cash and cash equivalents, beginning of period	2,484	494

Cash and cash equivalents, end of period	801	1,936

Rogers Communications Inc.	20	First Quarter 2021

About Forward-Looking Information

This earnings release includes "forward-looking information" and "forward-looking statements" within the meaning of applicable securities laws (collectively, "forward-looking information"), and assumptions about, among other things, our business, operations, and financial performance and condition approved by our management on the date of this earnings release. This forward-looking information and these assumptions include, but are not limited to, statements about our objectives and strategies to achieve those objectives, and about our beliefs, plans, expectations, anticipations, estimates, or intentions.

Forward-looking information
•typically includes words like could, expect, may, anticipate, assume, believe, intend, estimate, plan, project, guidance, outlook, target, and similar expressions;
•includes conclusions, forecasts, and projections that are based on our current objectives and strategies and on estimates, expectations, assumptions, and other factors, most of which are confidential and proprietary and that we believe to have been reasonable at the time they were applied but may prove to be incorrect; and
•was approved by our management on the date of this earnings release.

Our forward-looking information includes forecasts and projections related to the following items, some of which are non-GAAP measures (see "Non-GAAP Measures and Related Performance Measures"), among others:
•revenue;
•total service revenue;
•adjusted EBITDA;
•capital expenditures;
•cash income tax payments;
•free cash flow;
•dividend payments;
•the growth of new products and services;
•expected growth in subscribers and the services to which they subscribe;
•the cost of acquiring and retaining subscribers and deployment of new services;
•continued cost reductions and efficiency improvements;
•our debt leverage ratio;
•statements relating to plans we have implemented in response to COVID-19 and its impact on us;
•the expected timing and completion of the Transaction is subject to closing conditions, termination rights, and other risks and uncertainties including, without limitation, court, shareholder, and regulatory approvals;
•the benefits expected to result from the Transaction are subject to the successful and timely integration and consolidation of Shaw's operations, business and workforce; and
•all other statements that are not historical facts.

Our conclusions, forecasts, and projections are based on the following factors, among others:
•general economic and industry growth rates;
•currency exchange rates and interest rates;
•product pricing levels and competitive intensity;
•subscriber growth;
•pricing, usage, and churn rates;
•changes in government regulation;
•technology deployment;
•availability of devices;
•timing of new product launches;
•content and equipment costs;
•the integration of acquisitions;
•industry structure and stability; and
•the impact of COVID-19 on our operations, liquidity, financial condition, or results.

Except as otherwise indicated, this earnings release and our forward-looking information do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations, or other transactions that may be considered or announced or may occur after the date on which the statement containing the forward-looking information is made.

Risks and uncertainties
Actual events and results can be substantially different from what is expressed or implied by forward-looking information as a result of risks, uncertainties, and other factors, many of which are beyond our control, including, but not limited to:
•regulatory changes;
•technological changes;
•economic, geopolitical, and other conditions affecting commercial activity;
•unanticipated changes in content or equipment costs;
•changing conditions in the entertainment, information, and communications industries;
•the integration of acquisitions;
•litigation and tax matters;
•the level of competitive intensity;
•the emergence of new opportunities;
•external threats, such as epidemics, pandemics, and other public health crises, natural disasters, or cyberattacks, among others;
•risks related to the Transaction, including the timing, receipt, and conditions of the Key Regulatory Approvals; satisfaction of the various

Rogers Communications Inc.	21	First Quarter 2021

conditions to close the Transaction; financing the Transaction; and the anticipated benefits and successful integration of the businesses and operations of Rogers and Shaw; and the other risks outlined in "Updates to Risks and
Uncertainties - Shaw Transaction" in our First Quarter 2021 Management's Discussion and Analysis; and
•new interpretations and new accounting standards from accounting standards bodies.

These factors can also affect our objectives, strategies, and intentions. Many of these factors are beyond our control or our current expectations or knowledge. Should one or more of these risks, uncertainties, or other factors materialize, our objectives, strategies, or intentions change, or any other factors or assumptions underlying the forward-looking information prove incorrect, our actual results and our plans could vary significantly from what we currently foresee.

Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information and caution them that it would be unreasonable to rely on such statements as creating legal rights regarding our future results or plans. We are under no obligation (and we expressly disclaim any such obligation) to update or alter any statements containing forward-looking information or the factors or assumptions underlying them, whether as a result of new information, future events, or otherwise, except as required by law. All of the forward-looking information in this earnings release is qualified by the cautionary statements herein.

Before making an investment decision
Before making any investment decisions and for a detailed discussion of the risks, uncertainties, and environment associated with our business, its operations, and its financial performance and condition, fully review the sections of this earnings release entitled "Updates to Risks and Uncertainties" and "Regulatory Developments" and fully review the sections in our 2020 Annual MD&A entitled "Regulation in Our Industry" and "Governance and Risk Management", as well as our various other filings with Canadian and US securities regulators, which can be found at sedar.com and sec.gov, respectively. Information on or connected to sedar.com, sec.gov, our website, or any other website referenced in this document is not part of or incorporated into this earnings release.

# # #

Rogers Communications Inc.	22	First Quarter 2021